March 30, 2007
VIA EDGAR AND HAND DELIVERY
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:	MBF Healthcare Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-135610 Filed March 15, 2007
Dear Mr. Reynolds:
     On behalf of MBF Healthcare Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated March 26, 2007 regarding the Company’s Amendment No. 3 to Registration Statement Form S-1. Simultaneously with the submission of this letter, we have filed Amendment No. 4 to the Form S-1.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.
General Comments
1.	We note your response to our prior comment 1 from our letter dated March 12, 2007 as well as the revised disclosure contained in your Form S-1. However, we continue to believe that more discussion about how these warrants were priced, particularly in light of the absence of a market in your stock, is necessary. Please expand on your discussion in the prospectus to address how the warrant price was determined.

The prospectus has been revised on page 4 to clarify that, in the absence of an established trading market for the Company’s securities, the $1.00 purchase price was determined after reviewing and discussing comparable transactions and that no other quantitative or financial analyses were used in determining the purchase price.

2.	We note the company’s responses to our prior comments 2 & 3 from our March 12, 2007 letter. However, we believe that additional disclosure is necessary. Firstly, please note that the Key Hospitality letter appears to be strictly limited to the context of a pre-offering bid for warrants to be purchased following the IPO. Here, our concern extends to the potential for there to be a subsequent securities

U.S. Securities and Exchange Commission
March 30, 2007

offering/distribution in connection with your merger transaction. Please revise your Regulation M related response to address the foregoing, including a definition of the appropriate distribution period(s), and address the market impact that these purchases may have, if any. In this respect, because your purchases are tied to the announcement of your merger transaction, we view Key Hospitality as inapposite. Secondly, please clarify how the underwriter’s will be aware of “the per share amount held in the trust account (less taxes payable)” as well as when this amount will be determined (i.e., based on your 10-Q, etc.).

We believe that there may be three “restricted periods” under Regulation M in connection with the transactions contemplated by the Company:
     1. “The IPO Restricted Period,” which is the period described in clause (2) of the definition of “restricted period,” commences five business days prior to determination of the offering price for the IPO and ends upon the completion of the distribution, as described on page 85 of the prospectus.
          a) Execution of Letter Agreement. The letter agreement between MBF Healthcare Partners, L.P., the Company and the underwriters regarding the trading plan will be executed no less than five business days prior to the determination of the offering price for the IPO. Therefore, the “bid” reflected in this letter agreement does not fall within the restricted period.
          b) Disclosure of Letter Agreement in Registration Statement. To the extent the disclosure of the letter agreement in the Company’s registration statement constitutes a bid during the restricted period, the arrangements contemplated by the letter agreement comply with the conditions in the Key Hospitality no action letter, as described in the Company’s response dated March 15, 2007 to the SEC comment letter dated March 12, 2007.
          c) Bids during the “IPO Restricted Period.” The letter agreement provides that, other than the bid represented by the letter agreement itself, which as stated in paragraph 1(b) above is in compliance with the Key Hospitality letter, no common stock purchases or bids under the trading plan will occur until, at the earliest, 60 calendar days following the end of the IPO Restricted Period.
     2. “The Definitive Agreement Restricted Period,” which is the period described in clause (3) of the definition of “restricted period.” In the event the Company offers its securities to sellers of a target business in an acquisition, merger or exchange offer in a private placement transaction, the Definitive Agreement Restricted Period would begin when proxy solicitation or offering materials are first disseminated to such sellers and ends when the definitive agreement is signed. This restricted period will only occur if the Company issues securities in a business combination in a private placement transaction, and there is no certainty that securities will be issued in the business combination.

U.S. Securities and Exchange Commission
March 30, 2007

     Clause (3) of Regulation M provides that the distribution ends upon the person’s completion of its participation in the distribution. In this connection, the Company anticipates that the stockholders of the target business will approve the business transaction at, or prior to, the execution of a definitive agreement and that the consideration being paid to the stockholders of the target will be as agreed in the definitive agreement. Therefore, the participation of the target’s stockholders ends upon the execution of the definitive agreement. The letter agreement provides that no common stock bids or purchases will occur prior to the tenth business day after the Company files a Current Report on Form 8-K announcing its execution of the definitive agreement for its initial business combination. Consequently, unless approval of the stockholders of the target business is in fact not obtained prior to the execution of the definitive agreement, any restricted period surrounding a definitive agreement for a business combination that involves the Company’s issuance of securities would end prior to the date bids or purchases of common stock could commence.
     Because the letter agreement requires the broker to make bids or purchases only in compliance with applicable law, the broker would not be permitted to make bids or purchases under the trading plan in the event stockholder approval of a business combination involving the issuance of the Company’s securities was not obtained prior to the execution of a definitive agreement.
     3. “The Business Combination Proxy Restricted Period,” which is the restricted period described in clause (3) of the definition of “restricted period.” The Business Combination Proxy Restricted Period, which would be applicable where securities are to be offered in a public offering, would commence on the date of the first mailing or other dissemination of the Company’s proxy solicitation materials to securities holders in connection with its business combination.
     The letter agreement provides that no common stock bids or purchases will occur on or after the record date for the meeting of stockholders at which the Company’s business combination is to be voted upon by its stockholders. Because the record date will likely precede the date of the first mailing or other dissemination of the proxy solicitation materials to the Company’s securities holders, any restricted period in connection with a business combination pursuant to which the Company would issue securities in a registered public offering will not yet have commenced.
     For these reasons, we believe that additional disclosure is not warranted.
     In response to the Staff’s second comment, we note that the second risk factor on page 30 of the registration statement contains disclosure stating that the open market purchases “may support the market price of the common stock and/or warrants. . . and, accordingly, the termination of the support provided by such purchases may materially adversely affect the market price of the common stock.” We have added similar disclosure to the registration statement on page 85. Finally, the Company will include a description of the per share amount held in the trust account (less taxes payable) in its

U.S. Securities and Exchange Commission
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Current Report on Form 8-K that announces the signing of the definitive agreement, which will serve to inform the broker of the limit amount.

3.	In responding to the foregoing, please also advise the staff about the impact your response would have on your ability to utilize Rule 10b-18.

The letter agreement does not require nor does the Registration Statement disclose that the broker use the safe harbor provided by Rule 10b-18 in placing bids and making purchases of the Company’s common stock pursuant to the trading plan. As provided in Rule 10b-18(d), there is no presumption that an issuer or affiliated purchaser has violated the securities laws if the purchases by such purchaser do not meet the conditions of the Rule.

Notwithstanding the foregoing, the Company is aware that it would be required as described in paragraph (a)(13)(iv) of Rule 10b-18 to aggregate any purchases made by the broker pursuant to the trading plan with any purchases made by or for it or any affiliated purchaser.

4.	We note the Company’s response to our prior comment 5 from our March 12, 2007 letter; however, we believe that additional disclosure is necessary. Accordingly, we partially reissue a revised version of that comment. Please provide clear disclosure throughout that your lower conversion threshold will make it easier for you to get a business combination approved over shareholder dissent.

The prospectus has been revised on page 15 to reflect that the 30% conversion threshold will make it easier for the Company to get a business combination approved over stockholder dissent.

5.	We note the contingent nature of part of the underwriters’ compensation and your disclosure on page 84 that the restrictive period under Regulation M will end on the closing of this offering. Note that stating that the distribution ends at the closing of the IPO is insufficient. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised. Please revise this disclosure in the underwriting section and only as it relates to this offering.

The prospectus has been revised on page 85 in response to the staff’s comment.

6.	We note your response to comment 12 from our previous letter and we reissue in part our prior comment. Please discuss in more detail the procedures involved in tendering the shares. Please revise as follows:

U.S. Securities and Exchange Commission
March 30, 2007

a.	Contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination.

b.	Provide disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees, or steps to elect conversion.

c.	Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of the conversion.

d.	Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

e.	Please discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their conversion rights must tender physical certificates prior to the stockholder meeting.

f.	Please include any relevant risk factors.
The prospectus has been revised on pages 65 and 66 to clarify the procedures involved in tendering physical share certificates. The risk factor on page 17, as revised, addresses the risks associated with the possible requirement that stockholders tender physical share certificates.
     We look forward to hearing from you regarding Amendment No. 3 to the Registration Statement. If you have any questions, please call me at (305) 982-5658.

Sincerely,
/s/ Bradley D. Houser

cc:	Miguel B. Fernandez Chairman and Chief Executive Officer MBF Healthcare Acquisition Corp.